EXHIBIT 12.1

TEXTRON MANUFACTURING

COMPUTATION OF RATIO OF INCOME TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(unaudited)

(In millions except ratio)

Six Months Ended July 1, 2000
Fixed charges:
Interest expense	$74
Distributions on preferred securities of manufacturing subsidiary trust, net of income taxes	13
Estimated interest portion of rents	15
Total fixed charges	$102

Income:
Income before income taxes and distributions on preferred securities of subsidiary trusts	$548
Eliminate equity in undistributed pre-tax income of Textron Finance	(76)
Fixed charges *	89
Adjusted income	$561

Ratio of income to fixed charges	5.50

* Adjusted to exclude distributions on preferred securities of manufacturing subsidiary trust, net of income taxes.